MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street Vancouver, B.C. V6Z 1S4 CANADA	Telephone: (604) 689-1022 Facsimile: (604) 681-4760 Email: info@wlmlaw.ca Email: wmacdonald@wlmlaw.ca Email: svirani@wlmlaw.ca Email: lkowan@wlmlaw.ca

Reply Attention of

Samir Virani
Direct Tel.

604.648-1671
EMail Address

svirani@wlmlaw.ca
Our File No.

27084-0001 / / GMNT-SEC Response Letter – Requesting an extension (WOO19207).DOC

March 5, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew
Accounting Branch Chief

Dear Sirs:

Re:	General Metals Corporation
File No. 0-30230
Form 10-KSB for Fiscal Year Ended April 30, 2007
Filed June 5, 2007
Form 10-KSB for Fiscal Year Ended April 30, 2008
Filed August 12, 2008

We are the solicitors for the Company.  In connection with your letter dated November 25, 2008 to the Company, we are seeking an extension to the stated deadline of March 5, 2009.

We advise that the Company is currently working on providing the information requested in your letter, however due to the nature of the revisions that are required, the Company has advised that they feel they will be able to provide a more comprehensive response if an extension to March 20, 2009 is granted.

We would appreciate receiving your written confirmation of an extension to March 20, 2009.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,
W.L. MACDONALD LAW CORPORATION
Per:	/s/ Samir Virani
Samir Virani

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.